UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

Richard A. Brown

P.O. Box 1831
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   Third-party tender offer subject to Rule 14d-1.

☐                     Issuer tender offer subject to Rule 13e-4.

☐                     Going-private transaction subject to Rule 13e-3.

☐                     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Note from Ulrich Spiesshofer

Implementing the growth strategy of DM — Our bid for Baldor

Dear colleagues,

Today, ABB announced its intention to acquire Baldor, a leading supplier of industrial motors in North America. This is fantastic news for ABB, for Discrete Automation and Motion, for Baldor, and for our customers. Our portfolios complement each other and by combining our strengths we will establish a global leader in industrial motion. Strong synergies will drive the growth of both ABB and Baldor.

Early this year, we shared our five plank growth strategy for our division. Industrial motion is one of these five planks. The combination of our existing strong business globally with Baldor will allow us to create a true global leader in this field.

Baldor will significantly boost our presence in North America. Its NEMA standard motors, the industry standard in North America, are highly complementary with our own IEC standard motors.  Together, we will have the most comprehensive portfolio of high-efficiency motors to offer customers around the globe. Over the years Baldor has built an effective network of sales representatives and distributors across North America that will provide us with a great market access for our drives, further strengthening our position in industrial motion. In turn, Baldor will be able to expand the global reach of its portfolio of NEMA motors and mechanical power transmission products, taking advantage of the global presence of ABB.

In December, new regulations will take effect that raise the required efficiency levels of motors sold in the US.  Baldor is well positioned to benefit from this change in legislation, having a full range of compliant motors. Furthermore, Baldor’s North American presence provides massive potential to serve the region’s rail and wind generation markets, both of which are set to grow rapidly in the coming years.

Baldor is a well managed company with a very good reputation and strong brands. Headquartered in Fort Smith, Arkansas, it employs approximately 7,000 employees.  Baldor’s unique customer-oriented and front-end driven business model, based on a strong network of dedicated sales representatives, has made it the preferred brand in North America, which is why it will continue to operate using its own brands and business model. After the completion of the acquisition, the headquarters of our Motors and Generator business in North America will be moved to the headquarters of Baldor in Fort Smith, Arkansas.

The acquisition of Baldor dovetails with the strategy of DM: it establishes us as a key leader in industrial motion and creates new growth opportunities for both ABB and Baldor. Throughout the due diligence process, I had the pleasure of meeting many people at Baldor who have impressed me with their professionalism and positive attitude. Based on these meetings I am convinced that the combination of ABB and Baldor will create many new growth opportunities that fully justify our offer.

To close, I hope that we will soon welcome new colleagues to the Discrete Automation and Motion division where they will be located in the Motors and Generators business unit under the leadership of Juha Silvennoinen.

Ulrich Spiesshofer

Letter to ABB North America Employees

November 30, 2010

Dear colleagues,

We are pleased to share with you the exciting news that this morning ABB announced plans to acquire Baldor Electric, a leading player in the North American industrial motor and mechanical transmission market.  Baldor has about 7,000 employees, and when the transaction is completed, will be ABB’s largest acquisition ever.

Baldor’s portfolio is highly complementary with our own. In addition to its leading line of NEMA standard motors, Baldor also offers industrial drives and generators and mechanical power transmission products. The combination of our two portfolios fills a strategic gap in our North American market coverage and will establish ABB a leader in the industrial market. Baldor’s current headquarters in Fort Smith, Arkansas, will become ABB’s North American headquarters for motors, generators and mechanical power transmission products.

The acquisition of Baldor is a giant stride for us, and reaffirms ABB’s commitment to the North American market.  And, the timing could not be better — in December, new US regulations will come into play which will accelerate the shift to high efficiency motors in the industrial sector.

When we add this to our strong drives portfolio, our combined company will offer the industry’s most comprehensive solution set for customers. In addition, Baldor will also help us tap the huge potential in North America for rail and wind investments, both of which are expected to grow rapidly in the coming years.

We know you have many questions, and we will do our best to provide information as the process moves forward.  Please talk with your manager regarding any specific questions you might have.

We expect that our offer will be accepted, as the Boards of ABB and Baldor have already unanimously approved it.  However, please keep in mind that we must receive customary regulatory approval before we can close the transaction, which we expect to occur in the first quarter of 2011.  Until then, our two companies must continue to operate independently.  During this period, it is important for each of us to remain focused on the job at hand and not become distracted.

We are very proud that ABB’s largest acquisition ever will take place in our own back yard. This acknowledges all the work the North America team has done to remain competitive despite an extremely difficult economy, and underscores the tremendous growth potential our company has identified for this market in the years ahead.

Best regards,

Enrique Santacana	Richard Hepperla
President & CEO, ABB Inc.	Region Division Manager, Discrete Automation and Motion
Region Manager, North America	North America

Letter from Joe Hogan

Our bid for Baldor — creating the perfect match for growth

Dear colleagues:

This morning, we announced that ABB has made an offer to acquire Baldor Electric, a leading company in the North American industrial motor business.

This is really exciting news for ABB. Baldor has an unparalleled range that, with its strong customer base and equally strong portfolio, is highly complementary to ABB from a region and product perspective.

This is an extremely compelling strategic partnership, with tremendous growth opportunities for both of us — Baldor is one of the largest manufacturers of electric motors in North America, including the production of high energy efficient motors, which is an important and fast-growing business.  Baldor’s strong position in NEMA motors, coupled with our leading position in drives, provides an energy-efficient solution that will be one the best solutions available to North American customers.

This announcement could not have come at a better time.  New U.S. federal regulations taking effect in December will accelerate a shift to high-efficiency motors in the industrial sector. In addition, rapid expansion of the wind and rail industries in North America is also expected to be a key growth driver — all in all, we expect very attractive growth in the coming years.

The combination of Baldor’s product and geographical coverage with ours will enable us to serve our customers with a comprehensive portfolio of high quality motors and drives almost overnight.

This deal, the largest acquisition in our history, is fully in line with our growth strategy of focusing on our automation and power core.   We have spent significant time evaluating Baldor as a partner for ABB, determining how we can together build on their success and make their products and people an integral and strong part of our company.

This acquisition fits seamlessly and perfectly with our growth strategy — it significantly strengthens our position by addressing critical gaps in our portfolio from both a product and geography viewpoint.  It will enable us to expand both our customer offering and our own team with strong innovative technology along with committed and passionate people.

Baldor is headquartered in Fort Smith, Arkansas, in the US and employs around 7,000 people across North America and beyond.  We intend to combine Baldor with our Motors and Generators business unit, which is part of the Discrete Automation and Motion division.  This acquisition will increase DM’s revenue by $1.7 billion and place us as one of the leaders in industrial motion in North America as well as globally.

We will also move the headquarters of our Motors and Generators BU in North America to Fort Smith, and we are delighted that its executive management team will remain, as this is crucial for continued success.

Furthermore, Baldor is a leading brand with a well-established sales team and highly successful business model, which is extremely customer oriented.  Their customer-centric culture has been the key to Baldor’s success over the years, and as a result, will be sustained by ABB along with the Baldor brand.  This culture, which has taken years to establish, is an important competitive advantage and offers valuable touch-points with customers.

Baldor also has a strong engineering heritage, with employees who work hard and are committed to quality and to customers. These are characteristics which fit very well with ABB and I am sure will be important assets as we combine our businesses.

Baldor is a listed company in the US and the combination will need to be approved by Baldor’s shareholders and U.S. regulators. This deal has been unanimously endorsed by both our Boards of Directors, and we expect the transaction to close at the beginning of next year. I am extremely excited by the opportunities that Baldor will bring to ABB and hope that you will join me in welcoming our new colleagues to ABB in 2011.

Introduction to Baldor

ABB’s acquisition of Baldor Electric - creating a global leader in industrial motion

Today, ABB announced its intention to acquire Baldor, a leading player in the industrial motor market in North America.  This will be ABB’s largest-ever acquisition and will strengthen our position as a global leader in industrial motion.

Baldor has a broad product portfolio covering LV and large motors, industrial drives and generators, and mechanical power transmission products. Headquartered in Fort Smith, Arkansas, and listed on the New York Stock Exchange, it may not be a household name, but it is very well-known in its industry.  It has approximately 7,000 employees and is a strong, profitable company with excellent growth prospects.

The acquisition will enable ABB to fill market and technology gaps in its automation businesses.  Baldor will significantly boost our presence in North America, and its NEMA standard motors, which are the industry standard in North America, will complement ABB’s international-standard IEC motors.

Commenting on the announcement, Joe Hogan, ABB’s CEO said, “This is great news for the business and for ABB. Our two companies are extremely complementary.  Baldor has an unparalleled position in North America, and with its strong customer base and equally strong portfolio, Baldor fully complements ABB from a region and product perspective.  This is an exciting time for ABB.  As the demand for more efficient industrial applications gathers pace, combining their strong motor portfolio in North America with our own drives offering will create a very compelling solution set for our customers, and will provide us with many growth opportunities.”

Ulrich Spiesshofer, head of ABB’s Discrete Automation and Motion division added, “Acquiring Baldor will be a big step in becoming a global leader for industrial motion.  Baldor’s strong and comprehensive great market access in North America will provide a tremendous opportunity for our drives, as well as other complementary motors and LV products.  Additionally, Baldor will be able to benefit from ABB’s global footprint to expand the geographical reach of their portfolio of NEMA motors and mechanical power transmission technologies.”

Fort Smith will become the headquarters of ABB’s Motors and Generators BU in North America and its management team will remain, as this is crucial for continued success.

Michel Demaré, CFO and head of Global Markets said, “We have been very focused on further deepening our roots in North America.  The acquisition of Baldor is a big leap for North America and significantly strengthens ABB’s competitive position in the world’s largest industrial economy.”

Baldor is not only a well-known name in its field, it is also the preferred brand for industrial motors, above others — some 37 percent of customers have a preference for Baldor.  Its very successful sales operations, distribution networks and strong business model are extremely customer and externally focused.  As a result, ABB will ensure continuity, as they resonate with customers and are very valuable assets, which ABB can further build on.

In closing, Hogan said, “I am really excited about this deal and the new opportunities it will give us.  I believe that Baldor can do much for our business, as we can for theirs, and I look forward to our mutual success as a combined company.”

Baldor — The advantages of the deal in 30 seconds

ABB has decided to make an offer for Baldor Electric as we believe that our product ranges and geographic scope are very complementary and that we have very many attractive opportunities to grow together.

Baldor has a big motors business in North America and good contacts with industrial customers, while ABB has a sizeable drives business. When we combine this, Baldor will be able to offer a comprehensive range of products for the movement and control in industrial applications.

This is an important advantage just now: motor and drive systems are one of the best ways to improve the efficient use of energy in industry, and new motor efficiency regulations come into force in the US on Dec. 19.

Baldor also has products that ABB doesn’t, particularly mechanical power transmission products. So with ABB’s bigger global presence, there are opportunities to accelerate the distribution of these products outside North America.

It is intended that Baldor’s executive management team will continue to run the business, and the brands, structure and culture that have made Baldor successful will be retained. We’re really excited about the new opportunities!

Who is ABB?

ABB is one of the world’s largest power and automation technology companies. It is also one of the world’s most global companies, with business in about 100 countries and some 117,000 employees. Despite being so diverse, ABB employees around the world share a common passion for technology and innovation.

This passion is reflected in a legacy of breakthrough technologies that have helped transform the world. ABB high voltage direct current (HVDC) transmission lines changed the way the electricity is delivered, from remote islands to some of the world’s biggest cities. Today, this same technology is allowing remote sources of renewable energy like wind and hydro to connect to the power grid over great distances.

Energy efficiency is a key part of ABB’s past and future, and primary purchasing criteria in nearly half of its business. ABB’s variable speed drives and high efficiency motors are a vital part of reducing industrial power consumption. In 2008, ABB drives saved the equivalent CO2 emissions of taking some 35 million cars off the road for a year.

ABB also has one of the world’s largest installed bases of process automation systems, improving the productivity and energy efficiency from oil refineries to paper mills, and from power plants to cement factories. ABB’s automation systems allow customers to integrate process automation, safety, plant electrification and information management into a single platform, and can link plants across different sites or even countries into a single entity.

ABB is headquartered in Zurich, Switzerland, and our shares are traded on the stock exchanges of Zurich, Stockholm and New York.   It manages its businesses through 5 divisions:  Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products, and Process Automation.   Baldor will become part of the Discrete Automation and Motion division, as that is where ABB’s existing motors, generators and drives business fits.

The Discrete Automation and Motion division’s offering covers a wide range of products and services including drives, motors, generators, power electronics systems, rectifiers, power quality products, photovoltaic inverters, programmable logic controllers (PLCs), and robots. The division helps customers to improve productivity, save energy, improve quality, and generate energy from renewable sources. The strategy of Discrete Automation and Motion division is based on five strategic planks: discrete automation, industrial motion, renewables, power control and quality, and e-mobility. Two enablers, product packaging and service, help to drive the growth in these five key strategic areas.

The Discrete Automation and Motion division had approximately 18,000 people worldwide as of December 31, 2009, and generated $5.4 billion of revenues in 2009 through sales activities in more than 100 countries.

A big player in North America

Today ABB is well balanced around the globe; in the first three quarters of 2010 some 39 percent of revenue comes from Europe, 20 percent from the Americas, 28 percent from Asia, and 13 percent from the Middle East and Africa. ABB was one of the first western companies to develop a local footprint in emerging markets like China, India and eastern Europe, and today half of ABB’s business comes from developing markets.

ABB also has a great history in North America, and Thomas Edison himself signed a purchase order to one of ABB’s predecessors, the Bailey Meter Co. North America is the world’s largest market for ABB for power plant automation and process automation, its single largest market for robotics and manufacturing industries, and a major market for power transmission and distribution equipment.

ABB has recognized the potential of the region and has made several recent strategic acquisitions to strengthen its position.  These include K-Tek, a Louisiana-based instrumentation company; Ventyx, a Georgia-based energy management software and smart grid company; and Kuhlman Electric, a Kentucky-based transformer company.  The acquisition of Baldor is important to fill a large gap in its industrial motion portfolio.

In addition, ABB has made a number of recent investments in its own operations, including capital improvements and expansions at several facilities and a $90 million green field facility to manufacture high-voltage land cables in Huntersville, North Carolina.

In North America, ABB employs some 12,000 people in 20 major manufacturing and other facilities across the US, Canada, Mexico and the Caribbean. The region collaborates across all geographies and business for R&D, manufacturing, service and sales opportunities.

Innovation is nurtured through a multinational group of PhD and MSc level research engineers at its Corporate Research Center (CRC) in Raleigh, North Carolina, one of seven worldwide. In North America, ABB maintains close ties to leading universities and research organizations such as MIT, Stanford, Carnegie Mellon, Penn State and Case Western Reserve universities.

What does ABB stand for?

The best people only want to work for the best companies. ABB actively promotes a culture of openness, flexibility and inclusiveness to attract talent. This includes the opportunity to have global careers, and to leave a legacy by working on projects with leading edge technologies that make a real difference in the world —providing drinking water to millions, enabling renewable energy projects to combat climate change, or by increasing industrial productivity to help emerging economies.

ABB takes a global approach to talent, supported by HR tools that allow the company to link performance, succession planning and development with global transparency. This helps identify strong performers earlier in their careers, and ensure that they get proper development opportunities.

Sustainability at ABB is about balancing economic success, environmental stewardship and social progress to benefit all its stakeholders. ABB has comprehensive programs in place for health and safety, environmental performance, and security and crisis management. All of the company’s manufacturing sites follow an environmental management plan to ensure continual progress in reducing the impact of ABB’s operations. This includes initiatives to ensure suppliers comply with environmental regulations and support basic human rights.

ABB considers integrity to be a foundation of doing business, and has an advanced compliance program based on accountability at every level of the company, robust tools and processes, and zero tolerance for breaking the rules. The framework for how ABB’s people should behave and work with each other is the Code of Conduct, which is based on ABB’s employee-defined business principles of respect, responsibility and determination.

ABB is an active member of the communities it calls home. In the US, the ABB Foundation funds both national and local programs that promote education, culture, arts, health and welfare, and is supported by employee contributions matched dollar-for-dollar by the company.

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Forward-Looking Statements

These materials contain “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in these materials should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information

These materials are neither an offer to purchase nor a solicitation of an offer to sell securities. ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the US Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary — Affolternstrasse 44, P.O. Box 8131 — CH -8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.BALDOR.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.